Exchange Traded Notes

ETN Monthly Performance Report - June 2012

The June 2012 ETN Monthly Performance report is now available for download.

Download the 1-pager report for complete details.

Strategy in focus:  The Credit Suisse Long Short Liquid Index (Net) (the "Index")

The Index seeks to correlate to the performance of the Dow Jones Credit Suisse Long/Short Equity Hedge Fund Index (the “Target Index”), an index of long/short hedge funds. The Index is not a managed hedge fund and does not track the performance of any hedge fund or group of hedge funds. Instead, the Index uses a stepwise multiple regression process to select transparent market measures that will attempt to track the performance of the Target Index and its constituent long/short hedge funds. The potential benefits of this approach include:

•	Non-hedge fund, transparent market measures as a basis for performance
•	Monthly rebalancing to determine appropriate market measures
•	97% correlation to the Target Index for the one year period ending July 9, 2012
•	The Index is overseen by an index committee composed of professional investment managers and academics and takes into consideration extensive quantitative research

Exchange-traded notes linked to the Index (the "CSLS ETNs") are listed on the NYSE Arca under the ticker "CSLS".

Please contact the ETN desk at 212-538-7333 if you have questions or would like to arrange a call with someone on our team, or email us at etn.desk@credit-suisse.com.

Credit Suisse ETN Products

•	MLP Index Exchange Traded Notes - MLPN
•	Merger Arbitrage Index Exchange Traded Notes - CSMA
•	Merger Arbitrage Index Leveraged Exchange Traded Notes - CSMB
•	Long/Short Equity Index Exchange Traded Notes - CSLS
•	Market Neutral Equity Exchange Traded Notes - CSMN

Selected Investment Considerations

•	We expect that investors will purchase and sell the ETNs primarily in the secondary market. We have listed the ETNs on NYSE Arca. We have no obligation to maintain this listing on NYSE Arca or any listing on any other exchange, and may delist the ETNs at any time.
•	Although the return on the ETNs will be based on the performance of the Index, the payment of any amount due on the ETNs, including any payment at maturity, is subject to the credit risk of Credit Suisse. Investors are dependent on Credit Suisse’s ability to pay all amounts due on the ETNs, and therefore investors are subject to our credit risk. In addition, any decline in our credit ratings, any adverse changes in the market’s view of our creditworthiness or any increase in our credit spreads is likely to adversely affect the market value of the ETNs prior to maturity.
•	The CSLS ETNs do not have a minimum payment at maturity or daily repurchase value and are fully exposed to any decline in the Index. Furthermore, the return at maturity or upon repurchase will be reduced by the fees and charges associated with the CSLS ETNs and the Index. Therefore, the level of the Index must increase by an amount sufficient to offset the applicable fees and charges.
•	We have the right to repurchase the CSLS ETNs in whole but not in part, if the principal amount of the CSLS ETNs outstanding is $10,000,000 or less. The amount you may receive upon a repurchase by Credit Suisse may be less than the amount you would receive on your investment at maturity or if you had elected to have us repurchase your CSLS ETNs at a time of your choosing.
•	While the Index aims to replicate the performance of the Target Index by tracking the performance of non-hedge fund, transparent market measures, the Target Index tracks a variety of investments many of which are not transparent.
•	The performance of the Index may not correlate with the performance of the Target Index and there is no assurance that the strategy on which the Index is based will be successful.
•	Tax consequences of the CSLS ETNs are uncertain and potential investors should consult their tax advisors regarding the U.S. federal income tax consequences of an investment in the CSLS ETNs.
•	An investment in the CSLS ETNs involves significant risks. The selected investment considerations herein are not intended as a complete description of all risks associated with the CSLS ETNs. For further information regarding risks, please see the section entitled “Risk Factors” in the applicable pricing supplement.

Credit Suisse AG (“Credit Suisse”) has filed a registration statement (including prospectus supplement and prospectus) with the Securities and Exchange Commission, or SEC, for the offering of the ETNs. Before you invest, you should read the applicable pricing supplement, the Prospectus Supplement dated March 23, 2012, and the Prospectus dated March 23, 2012, to understand fully the terms of the ETNs and other considerations that are important in making a decision about investing in the ETNs. You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Credit Suisse, any agent or dealer participating in an offering will arrange to send you the applicable pricing supplement, prospectus supplement and prospectus if you so request by calling toll-free 1 (800) 221-1037.

June 2012 Performance

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